Exhibit 99.2

First Half 2003 Earnings and Strategy Update

This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks: that the estimated levels of cash-flow and revenues stated will not be realized; that the synergies and other benefits associated with certain transactions will not be materialized; that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan and maturity extension plans, proposed disposals and/or restructurings will not materialize in the timing or manner described in the presentation; that Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; that Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders may obtain copies of such documents free of charge at www.sec.gov or directly from Vivendi Universal.. Vivendi Universal does not undertake, nor does it have any obligation, to provide updates or revise any forward-looking statements. Important Legal Disclaimer

Agenda Introduction and Strategy: Jean-Rene FOURTOU First Half 2003 Earnings: Jacques ESPINASSE Business Performance and 2003 Guidance Update: Jean-Bernard LEVY

Introduction and Strategy Jean-Rene FOURTOU Chairman and Chief Executive Officer

July 2002, a Mixed Array of Businesses Edition US Reference Litterature Generale Edition Espagne Edition France Presse professionnelle Edition sante Presse gratuite France Energie Eau Musique Pressplay Clubs Sunburst Universal Pictures USA Networks Parcs a themes Jeux Spencer Gifts EchoStar Sundance UCi USAi UGC Canal+ StudioCanal Telepiu Chaines Thematiques Pays nordiques Benelux Espagne Pologne Chaines europeennes Canal+ Technologies Clubs Sportifs Sport Five UGC Expand multiThematiques Medias Overseas CanalSatellite Vizzavi France Vizzavi Plc. Allocine Viventures Scoot MP3.com e-brands CanalNumedia I-France Moviso Education.com E.music Flipside.com Cegetel/SFR Kenya Hongrie Pologne Egypte Maroc Telecom Mauritel Elektrim S.A. Oeuvres d'art Sithe Aeroservices Immobilier La Defense Venise Chateau de Mery Immobilier Paris Keolis Genova Water Agua Argentinas Transports Dechets

Our Commitments / Our Achievements Disposed of non-core or unmanageable assets and refocus on media and telecommunications assets Ended or reduced cash drains (Internet, Canal+ and telecoms outside France, others) Strengthened control and management of businesses Management focused on cash flow generation Reduced overhead Restructured debt Restructured Canal+ Group and returned to a positive operating income

First Half 2003: Improved Operating Performance Operating income : €1.67 billion, up 20%* Adjusted Net income(1) almost at break-even Net loss of €632 million (including Veolia), compared with €12.3 billion Consolidated Cash flow from operations (2): €2.2 billion, up 24%* Proportionate Cash flow from operations (3): €1.3 billion, up 83%* * On a Pro Forma basis: The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp. in May 2002 and the disposition of Vivendi Universal Publishing assets sold in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. Additionally, the results of Universal Studio international television networks are reported by Vivendi Universal Entertainment instead of Canal+ Group. This reclassification has no impact on the total result of Vivendi Universal. (1) For reconciliation of Net income (loss) to adjusted Net Income (loss) please refer to the reconciliation in the slide 19 of the presentation. (2) Net cash provided by operating activities net of capital expenditures and before financing costs and taxes (3) Cash flow from operations excluding minority stakes

Outlook for 2003 Despite costs related to the reorganization of Music, Games, Canal+, VU Net and headquarters, 2003 will be a year of progress: Very strong growth in operating income Significant growth in cash flow from operations Very strong growth in proportional cash flow from operations Return to profit excluding non-recurring items and goodwill Net debt of approximately €13 billion at end-2003, after investment in Cegetel (€4 billion). At end-2004: net debt below €5 billion

2003 : Vivendi Universal a Media & Telecommunications Company Media Canal+ Group Universal Music VUGames VUE & Telecom SFR-Cegetel Maroc Telecom Assets to Divest Veolia Canal+ international assets VTI (excluding Maroc Telecom) Others Others Others Others Others Others Others

A Media and Telecommunications Company In 2003 Media: Revenue* of approximately €15 billion Strong assets with market leadership positions, held at more than 80% (Canal+ Group, Universal Music Group, VU Games and VUE) In process of recovery Proportionate cash flow from operations* > €600 million * 2003 estimates: including VUE and excluding Canal+ international assets

In 2003 Telecoms : Revenue* of approximately €9 billion Very profitable Active partnership with co-shareholders Proportionate cash flow from operations* over €1,3 billion * 2003 estimates : SFR-Cegetel at 56% and Maroc Telecom at 35% A Media and Telecommunications Company

Assets to be disposed: Estimated revenue: €1.7 billion Veolia Environnement, International Canal+ and Telecom assets, and a group of diverse assets Considerable loss and negative cash flow from operations in 2003 A Media and Telecommunications Company

Vivendi Universal at End 2004 A Media and Telecommunications company manageable, with low debt and profitable Revenue above €17 billion (excluding VUE) and 20% of NBC-Universal* Net debt below €5 billion A profitable company: Generating cash-flows With resources available for external growth Able to distribute dividends * Subject to signature and closing

End-2004 : Vivendi Universal a Media & Telecommunications Company Media Canal+ Group Universal Music VUGames NBC-Universal (*) & Telecom SFR-Cegetel Maroc Telecom (*) Subject to signature and closing

First Half 2003 Earnings Jacques ESPINASSE Executive Vice President and Chief Financial Officer

Consolidated First Half 2003 Income Statement This illustrative consolidated income statement is presented to illustrate the accounting of Veolia Environnement and Vivendi Universal Publishing (VUP) assets sold in 2002 and 2003 using the equity method from January 1, 2003

Consolidated First Half 2003 Results (1) Proportionate cash flow from operations excludes the minority interest (2) 2002 numbers include VUE on a pro forma basis as if the InterActiveCorp assets had been consolidated from Jan. 1, 2002. It also excludes Veolia Environnement and Vivendi Universal Publishing businesses sold. (3) Including Veolia Environnement's net debt of €16.1 billion Very encouraging results...

SFR/Cegetel Maroc Telecom UMG VUE Canal+ Group VU Games Holding Others** 1H 2002 PF 747 204.1 169.4 654.2 -52.2 39.4 -187 -182 1H 2003 984 282.6 -42.4 495 245.3 -52.1 -154 -88 Details by business (pro forma at actual exchange rates): SFR / Cegetel Maroc Telecom UMG VUE Canal+ Group VU Games Holding 70%*/56% 35% 86% 92% 100% 99% 100% In € million, French GAAP Note: The % of economic interest is provided for information purposes only. The reported numbers are 100% consolidated *As of January 23, 2003, VU holds a 70% interest in Cegetel Groupe (compared to 44% as of Dec. 31, 2002), representing 56% of SFR (compared to 35% as of Dec. 31, 2002) **Others include VTI, Internet, VUP's remaining assets and Vivendi Valorisation Total Group Pro Forma operating income up 20% at actual exchange rates Up 29% on constant currency basis First Half 2003 Pro Forma Operating Income 2002 PF 2003 1392 1671 1,392 1,671 1st half 2002 PF 1st half 2003 70%*/56% 35% 92% 86% 100% 99% 100% Others** 100% 100% Up 47% in US GAAP, on a standalone basis and $ million $366 $537

Adjusted Net Income (non GAAP) As presented in the September 24, 2003 press release

This performance was achieved despite the 23% appreciation of the euro against the dollar* since the first half of 2002... ... which has an impact over last year of: 8.0 points on pro forma revenue growth (€ 1,107 million) - At constant currency, the pro forma growth would have been -4% 8.6 points on pro forma operating income growth (€ 121 million) - At constant currency, the pro forma growth would have been +29% * Representing a 19% depreciation in the dollar against the euro since the first half of 2002 Currency Impact - First Half 2003 January 2002 June 2002 January 2003 June 2003 March 2002 September 2002 March 2003 +23%

Net debt of €13.7 billion as of June 30, 2003 versus €16.3 billion Pro Forma Net Debt as of December 31, 2002, including the acquisition of BT's stake in Cegetel. Net debt at June 30, 2002 was €34.9 billion (1) Op Net Debt BT stake PF Net debt CF from op Int, tax dispo. Exc tang cash dividend to mino other acqusition Other Dec Est 12.3 14.1 14.1 13.2 13.2 14 13.7 0 12.3 4 16.3 2.2 1.5 2.4 0.8 0.3 0.6 13.7 12.3 13.7 +4.0 -2.2 +1.5 -2.4 +0.8 +0.3 Opening: Dec. 31, 2002 Ending: June 30, 2003 Cash Flow from Operations (2) Disposals excluding tangible asset disposals (3) Interest and Taxes Cash dividends to minorities Other Including Veolia Environnement's net debt of €16.1 billion Net cash provided by operating activities net of capital expenditure and before financing costs and taxes. Includes ^ € 0.9 billion of net debt assumed by the buyers In € billion - French GAAP Investment in BT stake in Cegetel Groupe 16.3 Net Debt Evolution Pro Forma Net Debt Other acquisitions including Rondor guarantee -0.6

Divestiture Program Update Before recapitalization and working capital adjustment

€1.2 billion 7-year High-Yield bond issuance (closed in April 2003) $935 million, 9.25% margin €325 million, 9.5% margin (9.75% yield) Not callable for 4 years €2.5 billion 3-year bank facility to reimburse short-term €1.5 billion bank debt and to cancel the €1bn back up credit line (closed in May 2003) Tranche A: €1.5 billion revolving credit Tranche B: €1 billion term loan Refinanced VUE's $1.62 billion bridge loan $750 million securitization based on film library, maturity: 6 years (closed in March 2003) $920 million US institutional term loan facility, maturity: 5 years (closed in June 2003) Universal Orlando Park's refinancing $500 million of High-Yield bonds, duration 7 years, coupon: 12% (closed on March 2003, non consolidated debt) Actions taken in the First Half of 2003 to Increase Financial Flexibility 1/2

€1.35 billion 5-year High-Yield bonds issued to refinance SIT (closed in July 2003) $975 million, 6.25% margin €500 million, 6.25% margin Full access to 70% of Cegetel Groupe's dividend instead of 44% Modification to Vinci Bond terms (accepted by bond holders in August 2003) Redemption price increased from €88.81 to €93.25 at maturity date of March 1, 2006 Early redemption option cancelled € 572 million improvement in financing capacity for 2004 Actions taken in the First Half of 2003 to Increase Financial Flexibility 2/2 Extend average maturity of debt from 4.4 to 6.0 years including preferred shares Better balance between public debt and bank debt Cancellation of 2 significant contingent liabilities Disposal in cash of the junior preferred shares in AOL Europe to AOL Time Warner (April 2003) End to a $812 million Total Return Swap Elimination of corresponding risk Disposal of VU's stake in Xfera (August 2003) Cancellation of bank guarantees Cancellation of potential €840 million risk

4Q 2002 1Q 2003 2Q 2003 3Q 2003 4Q 2003 1Q 2004 2Q 2004 3Q 2004 4Q 2004 Assumptions as of Sept. 24, 2003 (if VE is sold) 5 1.8 3.9 3 3.3 2.9 2.5 2.4 3.1 Put on 16% of Maroc Tel. Liquidity Available End of Quarter at VU SA Level (Cash + undrawn credit lines, in € billion) BSkyB Exchangeable (€1.5bn) VU Convertible (€1.7bn) Asset Divestitures +€2bn Asset Divestitures NBC-VUE Transaction ^ €3.1bn 5.0 1.8 3.9 3.0 3.3 2.9 2.5 2.4 3.1 Liquidity Forecast Update With disposal of 20.4% stake in Veolia Environnement Actual Estimated Actual Numbers Assumption as of September 24, 2003

Debt of Cos > 50% Owned Net Debt/EBITDA Net Debt/EBITDA (proportional) Net Debt/EBITDA (CASH POOL) Q2 2002 34.9 Q4 2002 12.3 3.1 4.3 5.6 4 1Q 2003 15.3 2.9 4.2 5.4 2Q 2003 13.7 2.8 4.1 5.6 3Q 2003 12.9 2.9 4 5 4Q 2003 13.1 2.2 3 3.6 1Q 2004 10.5 2 2.7 3.3 2Q 2004 5.9 1.9 2.5 3.2 3Q 2004 5.3 1.7 2.3 3 4Q 2004 2.8 1.2 1.7 2 2.2 Pro forma for the acquisition of an additional 26% stake in Cegetel Groupe (€4.0bn in January 2003) Assumptions as of September 24, 2003 (if VE is sold) 16.3 12.3 15.3 13.7 12.9 13.1 10.5 5.9 5.3 2.8 Assumptions as of September 24, 2003 (if VE is not sold) 5.0 Reduction of French GAAP Net Debt 34.9 Actual Estimated With disposal of VE stake Without disposal of VE stake

Business Performance Jean-Bernard LEVY Chief Operating Officer

2003 Objectives as Presented on April 29, 2003 Strengthen Vivendi Universal's financial situation Achieve the disposal program Manage the businesses

Growth in Operating Income should be driven by: The continued strong growth in Telecoms (SFR/Cegetel/Maroc Telecom). Canal+ Group swinging back to a positive Operating Income. The significant reduction in Holding's, Internet activities', and non-core activities' losses. Growth in Cash flow from operations should be generated by: Significant growth in the cash generated by Vivendi Universal Entertainment. Reduced cash consumption at the Holding and non-core activities level. A significant improvement at Canal+. Group Objectives in 2003 as Presented on April 29, 2003 * Before goodwill amortization, goodwill impairment, exceptional items and financial provisions. 2003: A Transition Year characterized by a positive Net Income* objective is is

SFR/Cegetel: First Half 2003 Performance SFR/Cegetel: First Half 2003 Performance Revenue up 5%: Mobile, up 7%: Market share up to 35.3% against 34.4% at end June 2002. Data and Services monthly ARPU up 49% to €4 Fixed and others, down 8%: Unfavorable impact of year-end 2002 voice price decrease Operating Income up 32%: Mobile, up 24%: Improved margin 4 points Acquisition costs per gross addition excluding promotions decreased by 9% versus June 2002 Fixed: Operating losses reduced by 92% First Half 2003 Major events since the beginning of 2003 Acquisition of BT's 26% stake Cegetel/TD merger: Roll-out of ADSL equipment in process #1 alternative global operator in France with 3.5 million client lines Strengthened cooperation with Vodafone

Maroc Telecom: First Half 2003 Performance Maroc Telecom: First Half 2003 Performance Revenue up 5% at constant currency: Mobile: Revenue up 6%. 4,865,000 customers: a 19% increase year-on-year Fixed activities: 1,148,000 customers: a 2% increase year-on-year Operating Income up 46% at constant currency: Efficient control of overhead costs Mobile: Reduction of operating cost including lower bad debt Lower acquisition costs Fixed: tight cost management and new initiatives to grow customer base First Half 2003 Major events since the beginning of 2003 VU Board decision to increase stake to 51%

Music: First Half 2003 Performance Revenue down 15% at constant currency: Globally in line with the declining market Major sellers in the 1st half: 50 Cent, t.A.T.u., Eminem, 8 Mile OST, Marilyn Manson, Metallica, Ashanti Operating Income down to €(42) million: Piracy impact on margin Significant cost-cutting initiatives in the US, Europe and Asia: merging labels, outsourcing, reducing marketing costs and headcount First Half 2003 Major events since the beginning of 2003 Successful launch of Apple Inc's i-Tunes Aggressive legal action against free downloading New price policy in North America

Canal+ Group: First Half 2003 Performance Revenue down 4%: At constant perimeter, revenue increased 2% Pay TV France up 5%: As at June 30, 2003: subscriptions in France (Canal+, CanalSatellite, NC Numericable and Media Overseas) amounted to 7.9 million Operating Income positive, up strongly: Pay TV France, operating income up 79%: Success of plan initiated by management to return to profitability Non recurring items in operations: Restructuring charges for staff reduction and headquarters move, offset by renegotiation of Club Europe soccer contract. Operating income at Telepiu StudioCanal business up 50%: Growing return on the film library and success of recovery plan First Half 2003 Major events since the beginning of 2003 New management team and restructuring Divestiture of Telepiu, Canal+ Technologies and Canal+ Nordic Launch of the new programming grid for the French premium channel

Vivendi Universal Games: First Half 2003 Performance Revenue down 17% at constant currency The successful launches of The Hulk and the Warcraft III Expansion Pack in June 2003 did not attain the exceptional performance of Warcraft III in June 2002 and net revenue generated by Empire Earth. Operating income decreased from €39 million to € (52) million Decline in revenue Significantly higher returns and price protection Increase in less profitable console titles versus PC titles partially offset by lower operating expenses At constant currency, operating loss was slightly higher First Half 2003 Major events since the beginning of 2003 VU Games acquired portfolio of Fox Interactive titles: Publishing and distribution of all Fox Interactive games in development and not subject to distribution agreements (10 franchises)

Vivendi Universal Entertainment: First Half 2003 Performance

First Half 2003

In €million	Half Year ended June 30, 2003	Half Year ended June 30, 2002 pro forma	Pro forma Growth 2002/2003	PF Growth 2002/2003 at constant currency
Revenue	2,962	3,825	-23%	-5%
Operating Income	495	654	-24%	-7%
Operating Margin	17%	17%	flat	
Operating income in US GAAP and USD	537	366	47%	47%
Cash flow from operations	641	562	14%	na

Major events since the beginning of 2003

- First ever studio with 5 summer movies above $100 million US Box Office
- Success of TV shows on USA / Sci Fi (*Monk*, *Deadzone*, *Stargate SG-1* …)
- Ongoing exclusive negotiations to form NBC-Universal

Revenue down 5% at constant currency:

- Improved Universal Television Networks revenue
- Offset by lower revenue from Universal Pictures Group, Universal Television Production, and Universal Parks & Resorts, in particular:
  - Sale of Spencer Gifts, effective on May 30, 2003, had an adverse effect on revenues during this period.

Operating Income up 47% in $ and US GAAP:

- Universal Pictures Group up 60%:
  - Box office performance of *Bruce Almighty* and *2 Fast 2 Furious* and video successes of *The Bourne Identity* and *8 Mile*

*Pro forma basis as if the InterActiveCorp entertainment assets had been consolidated from January 1st, 2002 and the results of Universal Studios' international television networks had been reported by Vivendi Universal Entertainment instead of Canal+ Group.

September 24, 2003 - unaudited

35

VIVENDI UNIVERSAL

2003 Guidance by Business In view of its improved operating performances in the first half of 2003, and despite the negative impact of the euro/dollar exchange rate*, Vivendi Universal reiterates its full year 2003 operating guidance

The Group Reiterates its 2003 Guidance

Details on First Half 2003 Accounts

Note: The % is provided for information purposes only. The reported numbers are 100% consolidated * As of January 23, 2003, VU holds a 70% interest in Cegetel Groupe (against 44% as of Dec. 31, 2002), representing 56% of SFR (against 35% as of Dec. 31, 2002) ** The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp in May 2002 and the disposal of Vivendi Universal Publishing assets sold in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. Additionally, the results of Universal Studio international television networks are reported by Vivendi Universal Entertainment instead of Canal+ Group. This reclassification has no impact on the total result of Vivendi Universal. First Half 2003 Segment Revenues

First Half 2003 Segment Operating Income Note: The % is provided for information purposes only. The reported numbers are 100% consolidated * As of January 23, 2003, VU holds a 70% interest in Cegetel Groupe (against 44% as of Dec. 31, 2002), representing 56% of SFR (against 35% as of Dec. 31, 2002) ** The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp in May 2002 and the disposal of Vivendi Universal Publishing assets sold in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. Additionally, the results of Universal Studio international television networks are reported by Vivendi Universal Entertainment instead of Canal+ Group. This reclassification has no impact on the total result of Vivendi Universal.

Second Quarter 2003 Segment Revenues Note: The % is provided for information purposes only. The reported numbers are 100% consolidated * As of January 23, 2003, VU holds a 70% interest in Cegetel Groupe (against 44% as of Dec. 31, 2002), representing 56% of SFR (against 35% as of Dec. 31, 2002) ** The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp in May 2002 and the disposal of Vivendi Universal Publishing assets sold in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. Additionally, the results of Universal Studio international television networks are reported by Vivendi Universal Entertainment instead of Canal+ Group. This reclassification has no impact on the total result of Vivendi Universal.

Second Quarter 2003 Segment Operating Income Note: The % is provided for information purposes only. The reported numbers are 100% consolidated * As of January 23, 2003, VU holds a 70% interest in Cegetel Groupe (against 44% as of Dec. 31, 2002), representing 56% of SFR (against 35% as of Dec. 31, 2002) ** The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp in May 2002 and the disposal of Vivendi Universal Publishing assets sold in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. Additionally, the results of Universal Studio international television networks are reported by Vivendi Universal Entertainment instead of Canal+ Group. This reclassification has no impact on the total result of Vivendi Universal.

Other Financial Expenses, net of provisions First Half 2003

P&L Details - First Half 2003 In € million - French GAAP Exceptional Items: €337 Disposal of Telepiu €213 Disposal of Express/Expansion €104 Disposal of Comareg €43 Disposal of International Telecom assets €36 Disposal of Sithe Asia €(11) Other disposals €(48) Taxes: €(633) Current/non-recurring Taxes on current income €(586) Taxes on asset sales €(47)

Cash Flow Statement Reconciliation

SFR/Cegetel Maroc Telecom UMG VUE Canal+ Group VU Games Holding Others** 1H 2002 PF 1178 233 285 562 -330 85 -26 -198 1H 2003 1135 374 345 641 245 -144 -297 -85 Details by business (pro forma at actual exchange rates): SFR / Cegetel Maroc Telecom UMG VUE Canal+ Group VU Games Holding 70%*/56% 35% 86% 92% 100% 99% 100% In € million Note: The % of economic interest is provided for information purposes only. The reported numbers are 100% consolidated *As of January 23, 2003, VU holds a 70% interest in Cegetel Groupe (compared to 44% as of Dec. 31, 2002), representing 56% of SFR (compared to 35% as of Dec. 31, 2002) **Others include VTI, Internet, VUP's remaining assets and Vivendi Valorisation *** On an actual basis, in 2002, VUE was €653 million, Canal+ was €(365) million, other was €(535) million Total Group Pro Forma cash flow from operations up 24% at actual exchange rates First Half 2003 Cash Flow from Operations 2002 PF 2003 1789 2214 1,789 2,214 1st half 2002 PF 1st half 2003 70%*/56% 35% 92% 86% 100% 99% 100% Others** 100% 100% *** *** ***

IR Team Eileen McLaughlin IR Director eileen.mclaughlin@groupvu.com Laurence Daniel IR Director laurence.daniel@groupvu.com Alexandra Fichelson Associate Director alexandra.fichelson@groupvu.com Edouard Lassalle Associate Director edouard.lassalle@groupvu.com Daniel SCOLAN Executive Vice President Investor Relations +33.1.71.71.12.33 daniel.scolan@groupvu.com For any updated financial or business information, please refer to our Investor Relations website at: http://finance.vivendiuniversal.com New York 800 Third avenue New York, NY 10022 / USA Phone: +1.212.572.1334 Fax: +1.212.572.7112 Paris 42, Avenue de Friedland 75380 Paris cedex 08 / France Phone: +33.1.71.71.12.33 Fax: +33.1.71.71.14.16